                                                        Manually Signed Original
                                         Page 1 of 9 Sequentially Numbered Pages

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 -------------


                                   FORM 11-K



                                 ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


(Mark One):

/x/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED].

For the fiscal year ended January 31, 1994.

                                       OR

/ / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

Commission file number 1-9494

        A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  Tiffany & Co. Employee Stock Ownership Plan

        B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                 Tiffany & Co.
                                727 Fifth Avenue
                               New York, NY 10022
                                 (212) 755-8000

                                 TIFFANY & CO.

                         EMPLOYEE STOCK OWNERSHIP PLAN

                                C O N T E N T S




                                                                            Page
                                                                            ----
REPORT OF INDEPENDENT ACCOUNTANTS                                             3


FINANCIAL STATEMENTS:
         Statements of Assets, Liabilities and
          Participants' Equity at January 31, 1994
          and 1993                                                            4


         Statements of Changes in Participants'
          Equity for the years ended January 31, 1994
          and 1993                                                            5


         Notes to Financial Statements                                       6-9





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
                       REPORT OF INDEPENDENT ACCOUNTANTS

                                    --------


To the Plan Administrator of
the Tiffany & Co. Employee
  Stock Ownership Plan:


We have audited the accompanying statements of assets, liabilities and participants' equity of the Tiffany & Co. Employee Stock Ownership Plan as of January 31, 1994 and 1993, and the related statements of changes in participants' equity for the years ended January 31, 1994 and 1993. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets, liabilities and participants' equity as of January 31, 1994 and 1993, and the statements of changes in participants' equity for the years ended January 31, 1994 and 1993 in conformity with generally accepted accounting principles.

As discussed in Note 6 to the financial statements, the Plan changed its method of reporting benefits payable to plan participants during fiscal 1992.





                                                            COOPERS & LYBRAND

Parsippany, New Jersey
June 3, 1994





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
                                 TIFFANY & CO.
                         EMPLOYEE STOCK OWNERSHIP PLAN

                     STATEMENTS OF ASSETS, LIABILITIES AND

                              PARTICIPANTS' EQUITY

                          AT JANUARY 31, 1994 AND 1993

                                 --------------




ASSETS:                                                1994                        1993
                                                       ----                        ----
Investment in common stock of
Tiffany & Co.; 1994, 26,547 shares,
1993, 29,340 shares; (per unit
value $29.25 and $32.38 for 1994
and 1993 respectively; cost $956,492
and $1,057,125 for 1994 and 1993,
respectively), at market value                     $776,500                  $  949,883


Cash and cash equivalents                            20,049                      17,667
                                                   --------                  ----------

Participants' equity                               $796,549                  $  967,550
                                                   ========                  ==========





                       See notes to financial statements





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
                                 TIFFANY & CO.
                         EMPLOYEE STOCK OWNERSHIP PLAN

                 STATEMENTS OF CHANGES IN PARTICIPANTS' EQUITY

                 FOR THE YEARS ENDED JANUARY 31, 1994 AND 1993

                                 --------------



ADDITIONS:                                                               1994                    1993
                                                                         ----                    ----
  Interest and dividend income                                         $  8,316               $    9,167

  Net depreciation
  of investments                                                        (73,058)                (320,463)
                                                                     ----------               ----------

  Net investment income                                                 (64,742)                (311,296)

DEDUCTIONS:

  Distributions to participants                                         106,259                  137,104

                                                                     ----------               ----------
  Net deductions                                                       (171,001)                (448,400)


Participants' equity, beginning of year                                 967,550                1,415,950
                                                                     ----------               ----------

Participants' equity, end of year                                    $  796,549               $  967,550
                                                                     ==========               ==========





                       See notes to financial statements

                                 TIFFANY & CO.
                         EMPLOYEE STOCK OWNERSHIP PLAN

                         NOTES TO FINANCIAL STATEMENTS

                                 --------------



1.       Organization

         The Tiffany & Co. Employee Stock Ownership Plan (the "Plan") was established as a defined contribution plan on February 1, 1988 for eligible employees of Tiffany & Co. (the "Company"). The Plan is non-contributory on the part of the Company's employees and is administered by the plan administrator appointed by the Board of Directors of the Company. All administrative expenses incurred in connection with the Plan are paid by the Company. The Plan is funded by Company contributions to be invested exclusively in shares of Tiffany & Co. common stock. The assets of the Plan are maintained and transactions therein are executed by the trustee, Chemical Bank.

2.       Summary of Significant Accounting Policies

         Basis of Presentation

         The accompanying financial statements have been presented on an accrual basis and present the Statements of Assets, Liabilities and Participants' Equity at fair value.

         Net Appreciation/(Depreciation) in Fair Value of Investments

         The Plan presents in the Statement of Changes in Participants' Equity the net appreciation/(depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation/(depreciation) on those investments.

3.       Contributions and Benefits

         A.      Contributions

                 The Company's contributions to the Plan, if any, are based upon the achievement of targeted earnings objectives as determined by the Board of Directors. Such determination shall be made in accordance with and subject to the terms and limitations of the Tiffany & Co. Employee Stock Ownership Plan adopted on February 1, 1988. There were no contributions made for the years ended January 31, 1994 and 1993, respectively.





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
3.       Contributions and Benefits, (Continued)

         B.      Participation

                 Each employee of the Company who was hired on or before February 1, 1988, and who was an employee on such date became a participant in the Plan. Other employees shall become participants in the Plan on the first day of February following the initial date of employment. Persons who are designated executive officers of the Company are not eligible to participate in the Plan's ESOP feature.

         C.      Benefit Allocation

                 A separate account is maintained on behalf of each participant. The Company's contributions for each Plan year are allocated to the accounts of eligible participants on a per capita basis. The Board of Directors of the Company authorized a contribution allocable on a per capita basis to participants who were employees on February 1, 1988 and employed prior to such date.

                 An individual is eligible to share in the Company's contribution for a Plan year, if the individual is a participant and an employee for the entire Plan year and has worked 1,000 hours or more during that Plan year.

         D.      Vesting

                 Each participant is fully vested in the shares or other assets allocated to the participant's account after two or more years of service. In the event a participant leaves the Company prior to being fully vested, the participant will forfeit the shares and the shares will remain in the Plan to be reallocated amongst the remaining participants.

         E.      Termination

                 Participants who retire or terminate employment receive the full vested balance of the participant's account in a lump sum distribution of shares in Tiffany & Co. common stock with cash being distributed in lieu of fractional shares. In the event of retirement, a participant may elect to defer distribution until the next Plan year thereby entitling the participant to their proportionate share of the Company's contribution for the Plan year in which the participant retired. In the event of a participant's death, the distribution of the participant's account will be made to the participant's designated beneficiary or the participant's estate, if no beneficiary has been designated.

4.       Tax Status

         A favorable determination letter has been received from the Internal Revenue Service ruling that the Plan constitutes a qualified Plan under







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

4.       Tax Status (Continued)

         Section 401(a) of the Internal Revenue Code and, accordingly, the Plan is exempt from Federal income taxes. The Plan has been amended subsequent to January 31, 1994 (see Note 8), and management of the Company believes the Amended Plan will constitute a qualified plan under Section 401(k) of the Internal Revenue Code and will be exempt from Federal income taxes. The Company plans to file for a revised determination letter in fiscal 1994.

5.       Plan Termination Provisions

         The Board of Directors of the Company may terminate the Plan at any time at its discretion. However, the Board of Directors of the Company currently intends to continue the Plan in effect.

6.       Change in Accounting Method

         Effective January 31, 1992, the Plan changed its method of accounting for benefits payable to persons who have elected to withdraw from the Plan but have not yet been paid. In conformity with generally accepted accounting principles, these amounts are no longer included in the financial statements. No assets were allocated to such individuals at January 31, 1994, while $2,720 was allocated at January 31, 1993.

         The withdrawing participants allocated Plan assets will be reflected as a liability of the Plan to such individuals on the Plan's Form 5500 filing with the Department of Labor.

7.       Subsequent Event

         On May 19, 1994, the Tiffany & Co. Employee Stock Ownership Plan was amended to include a cash or deferred savings arrangement under
         Section 401(k) of the Internal Revenue Code (the "Code") of 1986, as amended. The Plan was amended and renamed the "Tiffany & Co. Employee Profit Sharing and Retirement Savings Plan" (the "Amended Plan"). The Amended Plan shall become effective August 1, 1994.

         A participant's eligibility for the 401(k) benefits under the Amended Plan shall be determined by the period of service. Service shall be based upon hours of employment, which must exceed 1,000 hours during the plan year, and years of service. A year of service shall be determined by reference to the date on which the participant's employment commenced or re- commenced and shall consist of twelve-month periods commencing with such date. Participants in the old Plan are fully eligible to participate in the Amended Plan.

         Under the Amended Plan, participants will have the option of electing to have an amount between one (1) and fifteen (15) percent of their annual compensation contributed, not to exceed $9,240 in 1994 subject to an annual inflation adjustment, as a tax deferred contribution. In addition, under Section 401(k) of the Code, highly compensated employees are limited in the amount of tax deferred contributions they may make. All amounts contributed by employees will be 100% vested and nonforfeitable at all times.

         A participant may request a withdrawal, in cash, of all or a portion of the value of his tax deferred contributions (excluding all earnings thereon) and his rollover contributions, if any, on the basis of hardship.

         Employee contributions may be invested, based on the employee's election, in the following funds: Tiffany & Co. Common Stock Fund, Balanced Blend Fund, Common Stock Fund, GIC (Guaranteed Investment Contracts) Fund and Special Capital Fund. The valuation date for these investments will be the first day of each month.

         With the approval of the Committee, participants may take loans against their 401(k) account, up to fifty (50) percent of the participant's account balance up to a maximum of $50,000.

         Amended Plan participants will automatically continue as participants in the ESOP feature of the Amended Plan. Newly hired employees will automatically become a participant in the ESOP feature of the Amended Plan on the February 1st immediately following the employee's date of hire.

         The Company may terminate the Amended Plan at any time. In the event of the dissolution, merger, consolidation or reorganization of the Company, the Amended Plan shall terminate and the Plan's assets shall be liquidated unless the Amended Plan is continued by a successor to the Company.





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
                                   SIGNATURES


         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                 Tiffany & Co. Employee Stock Ownership Plan
                                 -------------------------------------------
                                                  (Name of Plan)


Date: July 28, 1994                    /s/ Stephen M. Salyk
                                 -----------------------------------------------
                                         Stephen M. Salyk
                                         Member of Plan Administrative Committee





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